Form 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of: May 2002

SGL CARBON Aktiengesellschaft

(Name of registrant)

Rheingaustraße 182
65203 Wiesbaden
Germany

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F _X_ Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the SEC pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes __ No _X

If "Yes" is marked, indicate the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

SGL CARBON GROUP

Prepared in accordance with International Accounting Standards, IAS (unaudited)

Report on the First Quarter of 2002

Q1

- Net financial liabilities reduced by approx. € 20 million
- Operational cash flow increased by approx. € 42 million
- Losses halved at SGL Technologies
- Restructuring/cost-cutting programs on schedule
- Business developing as expected, now poised to rebound

As expected, there has been no improvement yet in the overall economic environment. The traditional weakness in the first quarter was exacerbated by the troubled economic situation in our core industries. The fall-out from the recessionary trends in the USA, Asia, and increasingly in Europe as well, impacted our established businesses in the first quarter. However, we believe that the trend has now bottomed.

At €261 million, consolidated sales revenue in Q1/2002 fell by 13 % year-on-year. The consolidated profit from operations was €1 million, down €13 million on Q1/2001. This was due primarily to the still declining volumes resulting from destocking in our customer industries: steel, chemicals, engineering and semiconductor. By contrast, we have already halved losses at SGL Technologies.

We successfully launched our recently announced Five-Point-Program to increase our enterprise value. Net financial liabilities fell from €527 million at the end of 2001 to €507 million. Operational cash flow rose by €42 million to €45 million, driven primarily by active receivables management and the reduction of inventories, especially raw materials. The restructuring program announced at the end of 2001 is progressing on schedule. The €22 million savings will generate earnings benefits in the second half of 2002.

Following negotiations with the US antitrust authorities, we have secured agreement on stretching the payment period for our remaining obligations. Under the original repayment plan, we were scheduled to pay a total of $65 million in 2002 and 2003. The new plan includes a total payment of $15 million in these two years. The postponement of payments of $50 million in the years 2004–2007 will further ease the Company's financial position.

Financial Highlights (€ million, except per share amounts)

(unaudited)	First Quarter 2002	2001
Sales revenue	261.0	300.4
EBITDA	21.7	35.1
Profit from operations	1.0	13.6
Return on sales[1]	0.4 %	4.5 %
Net loss before minority interest	–9.3	–2.4
Earnings per share	–0.44	–0.11
(unaudited)	March 31, 2002	Dec 31, 2001
Total assets	1,496	1,495
Equity	247	255
Net debt	507	527
Debt ratio (gearing)[2]	2.1	2.1
Equity ratio[3]	16.5 %	17.1 %

[1] Ratio of profit from operations to sales revenue
[2] Financial liabilities less cash and cash equivalents divided by shareholders' equity.
[3] Shareholders' equity divided by total assets.

Net financing costs improved by 64 % year-on-year to €6 million, including a positive interest effect due to the antitrust payment deferral.

In the second quarter of 2002, we are expecting a seasonal quarter-on-quarter increase in sales revenue and profit. We will continuously reduce losses at SGL Technologies.

A drop in raw materials and energy costs by around €12 million and our planned cost savings measures should positively affect our profit from operations in the second half of 2002.

As we have already noted, we do not expect the global economy to experience any sustained recovery in 2002 as a whole. Nevertheless, we intend to maintain consolidated sales revenue and profit from operations at the previous year's levels. This should produce both a positive free cash flow and profit before tax.

Segment reporting

Carbon and Graphite [CG]

	First Quarter	
(€ million)	2002	2001
Sales revenue	122.2	163.1
EBITDA	20.8	32.1
Profit from operations	11.7	22.8
Return on sales	9.2 %	14.9 %

- As a consequence of the cyclical weakness in the steel industry in Japan and North America, together with destocking in Europe, sales of graphite electrodes fell by 22 % year-on-year to 35,000 tonnes.
- The average price for graphite electrodes of €2,429/tonne was down 8 % year-on-year, and down 6 % on Q4/2001.
- We expect volumes to pick up in Q2/2002 due to seasonal effects, which should see shipments of graphite electrodes growing by 20–30 %.
- The cathodes business was also encouraging. Current order books indicate that our capacity will be fully utilized for the remainder of 2002. We also expect a good development of the business for 2003.
- The 'European Carbon and Graphite Association' is currently considering to initiate an anti-dumping and anti-subsidy suit with the European Commission against Indian producers of graphite electrodes.

Graphite Specialties [GS]

	First Quarter	
(€ million)	2002	2001
Sales revenue	51.4	63.6
EBITDA	6.7	11.1
Profit from operations	1.8	5.8
Return on sales	3.5 %	9.1 %

- Due to the order/delivery cycle of around 6 to 9 months in this business, the weaker demand that started to become evident in the second half of 2001 affected all product segments, and in particular semiconductor materials. The resulting lower capacity utilization led to a significant reduction in profit from operations.
- As part of the further development of SGL Technologies and efforts to achieve further synergies, we have transferred the European graphite foils business from Graphite Specialties to our existing 'Expanded Graphite' activities at SGL Technologies and reclassified the 2001 business results for comparability. The European foils business generated sales revenue of €15 million and a profit from operations of €4 million in 2001.
- With economic recovery only progressing at a snail's pace, especially in the semiconductor industry, and given the six-month lag that is typical for our business, we do not expect to see tangible improvements until the second half of 2002 at the earliest.

Corrosion Protection [CP]

	First Quarter	
(€ million)	2002	2001
Sales revenue	45.0	48.7
EBITDA	0.2	2.7
Profit (loss) from operations	–1.9	0.2
Return on sales	–4.2 %	0.4 %

- The postponement of capital spending of our key customer industries, such as chemicals and power plants, pushed down first quarter sales revenue by 8 % year-on-year.
- The profit from operations fell by €2 million as against Q1/2001. The further cost savings we realized were unable to fully offset the fall in capacity utilization in Q1/2002.
- Deliveries and order books indicate that business will start to rebound in Q2/2002, with a corresponding improvement in sales revenue and earnings, and unchanged expectations for 2002 as a whole.

Established Businesses [CG, GS, CP]

(€ million)	First Quarter 2002	2001
Sales revenue	223.6	265.4
EBITDA	27.8	45.9
Profit from operations	11.6	28.8
Return on sales	5.2 %	10.8 %

SGL Technologies [T]

(€ million)	First Quarter 2002	2001
Sales revenue	36.4	34.6
EBITDA	−0.2	−5.4
Loss from operations	−4.6	−9.8
Return on sales	−12.6%	−28.3 %

- We slashed losses at SGL Technologies by more than 50 % year-on-year in the first quarter. This is primarily a result of higher sales of fibers, especially oxidized fibers for the aerospace industry, graphite foils and composites for the automotive industry, as well as further cost-cutting measures.
- The development of carbon-ceramic brake discs continues to make progress according to plan. In the near future, we are expecting series production of our brake discs from the new plant to be approved. This will allow us to successively reduce delivery bottlenecks in the second half and to increase materials use and volumes. We will continue producing and delivering from our pilot plant until approval has been received.
- Developments in our defence technology business are encouraging. SGL Technologies now generates almost 25 % of sales revenue from products such as rocket nozzles, brake and structural components for military vehicles and armoring sold to the defense and security industry. A 'Top Security' certification awarded by the US government has enabled our US subsidiary HITCO to secure long-term contracts for new defense technology programs. These will already start having a positive effect on earnings in 2002. We are also anticipating further orders this year from the US defense sector, which is accessible to US companies only.
- We are confident that the positive earnings trend at SGL Technologies will continue overall in the following quarters, and are sticking to our goal of halving losses in fiscal year 2002 compared to 2001.

Corporate costs

(€ million)	First Quarter 2002	2001
Sales revenue	1.0	0.4
Corporate costs	−6.0	−5.4

- Corporate costs developed in line with budget.

SGL CARBON AG WIESB.

Consolidated Income Statement (€ million, except per share amounts)

(unaudited)	First Quarter 2002	First Quarter 2001
Sales revenue	281.0	300.4
Gross profit	50.6	70.0
Selling, administrative, research and other costs	−49.6	−56.4
Profit from operations	1.0	13.6
Financing costs:		
Interest expense on loans	−6.4	−7.2
Interest expense on pensions	−2.4	−2.4
Currency adjustment of antitrust liabilities (non-cash)	−1.2	−6.9
Imputed interest on antitrust liabilites (non-cash)	4.8	−1.1
Other	−0.8	0.3
Net financing costs	−6.3	−17.3
Loss before tax	−5.3	−3.7
Income taxes	−4.0	1.3
Net loss before minority interests	−9.3	−2.4
Earnings per share	−0.44	−0.11

- Compared to Q1/2001, the interest expense on borrowings fell to €6 million due to principally lower interest rate levels. The average interest rate was 4.4% (Q1/2001: 5.2%).
- A revised payment plan with longer payment terms for the antitrust liability in the USA was agreed with the US antitrust authorities. Discounting the liability under the new payment plan resulted in a one-time €5 million reduction in net financing costs. This €5 million one-time effect will be offset by charges for imputed interest during the balance of the year, resulting in approximately zero expense for the full year.
- The tax expense results from positive earnings contributions by foreign companies that cannot be offset against loss carryforwards in other countries. The reform of corporate taxation in Poland, with a gradual reduction in the tax rate to 22%, resulted in a non-cash adjustment in deferred taxes from our loss carryforwards in Poland of around €2 million in Q1/2002.
- Earnings per share are calculated on the basis of 21.8 million shares outstanding (previous year: 21.6 million). The 3.5% convertible bond is non-dilutive and was therefore excluded when calculating earnings per share.

Consolidated Balance Sheet (€ million)

(unaudited)	March 31, 2002	Dec 31, 2001
Assets		
Intangible assets	108	111
Property, plant and equipment	546	554
Long-term investments	33	34
Noncurrent assets	**687**	699
Inventories	404	394
Trade receivables	220	282
Other current assets including cash and cash equivalents	93	60
Current assets	717	716
Deferred tax assets	82	80
Total assets	1,486	1,495

(unaudited)	March 31, 2002	Dec 31, 2001
Equity and Liabilities		
Equity	247	255
Minority interests	1	1
Provisions for pensions and other employee benefits	200	193
Other provisions	158	165
Provisions	**358**	358
Financial liabilities	547	539
Trade payables	98	108
Other liabilities	194	197
Liabilities	839	844
Deferred tax liabilities	41	37
Total equity and liabilities	1,486	1,495

- **Noncurrent assets** fell by €12 million in the first three months. Capital expenditures of €9 million were more than offset by depreciation and amortization of €21 million.
- **Inventories** rose temporarily due to our Corrosion Protection and HITCO project businesses. However, this increase in inventories was offset by higher advance payments by customers which reduced receivables. The reduction in receivables is also a consequence of the lower sales revenue at Carbon and Graphite and Graphite Specialties, as well as of unbilled project revenues at Corrosion Protection. Compared to year-end 2001, the overall change in total current assets was insignificant.
- Net financial liabilities fell by €20 million to €507 million.

Statement of Changes in Equity (€ million)

(unaudited)	2002	2001
Balance at January 1	255	337
Capital increase	1	2
Net result, net of minority interest	–9	–1
Currency exchange differences and other	–	13
Balance at March 31	247	351

Employees

The number of employees fell from 8,197 to 8,008 in Q1/2002 as a result of restructuring measures.

Consolidated Cash Flow Statement (€ million)

(unaudited)	First Quarter 2002	2001
Profit from operations	1.0	13.6
Depreciation and amortization	20.7	21.5
EBITDA	21.7	35.1
Decrease (increase) in working capital	23.5	−31.4
Operational cash flow	45.2	3.7
Other operating cash sources (uses)	−17.3	20.8
Cash provided by operating activities	27.9	24.5
Capital expenditures	−9.2	−17.6
Cash used in investing activities	−9.2	−17.6
Cash provided by/used in financing activities	8.5	−1.3
Effect of foreign exchange rate changes	0.1	−5.9
Net increase (decrease) in cash and cash equivalents	27.3	−0.3
Cash and cash equivalents at beginning of first quarter	12.1	9.6
Cash and cash equivalents at end of first quarter	39.4	9.3

- Working capital (inventories plus trade receivables less trade payables) fell by € 24 million in the first quarter of 2002 due to lower trade receivables. Working capital had risen in Q1/2001 because of a substantial increase in inventories, especially due to higher stocks of needle coke and the strengthening of the US Dollar during the quarter. This improved operational cash flow by € 42 million in Q1/2002.
- Other operating cash outflows relate to payments resulting from the restructuring program and to changes in other receivables and liabilities.
- Cash provided by financing activities served primarily to finance our investments in Q1/2002.

SGL CARBON GROUP

SGL CARBON AG
Head Office
Investor Relations

Rheingaustraße 182
D-65203 Wiesbaden
Phone: +49 (611) 60 29-100
Fax: +49 (611) 60 29-101
e-mail: cpo@sglcarbon.de
www.sglcarbon.com

Important note:

This presentation contains forward-looking statements as defined in the US Private Securities Litigation Reform Act of 1995. It contains forward-looking statements and information relating to sales and earnings figures, based on currently available information. Actual future results and trends could differ materially from those set forth in such statements due to various factors.
Such factors include unforeseeable alterations in electric steel production, the possibility of changing economic and competitive conditions, changes in currency rates, technological developments, unanticipated developments relating to recently acquired businesses and Group companies, unforeseen difficulties relating to the now completed investigations by the North American and European antitrust authorities and the civil actions related to these investigations and other risks and uncertainties, including those detailed in the Company's filings with the US Securities and Exchange Commission. SGL CARBON does not intend to update these forward-looking statements and does not assume any obligation to do so.

Sales Revenue & Profit from Operations by Quarter (€ million)

Sales revenue	Q1	Q2	Q3	Q4	2001 Full Year	2002 Q1
Carbon and Graphite	153,1	164,4	147,0	155,3	619,8	127,2
Graphite Specialties[1]	63,6	63,5	56,4	47,2	230,7	51,4
Corrosion Protection	48,7	51,4	63,0	72,7	235,8	45,0
Established Businesses[1]	265,4	279,3	266,4	275,2	1.086,3	223,6
SGL Technologies[1]	34,6	36,5	30,1	33,9	135,1	36,4
Others	0,4	0,6	1,7	9,2	11,9	1,0
	300,4	316,4	298,2	318,3	1.233,3	261,0

Profit (loss) from operations[2]	Q1	Q2	Q3	Q4	2001 Full Year	2002 Q1
Carbon and Graphite	22,8	26,5	14,8	14,8	78,9	11,7
Graphite Specialties[1]	5,8	6,0	6,6	3,9	22,3	1,8
Corrosion Protection	0,2	0,8	–	11,6	12,6	–1,9
Established Businesses[1]	28,8	33,3	21,4	30,3	113,8	11,6
SGL Technologies[1]	–9,8	–7,7	–9,6	–6,6	–33,7	–4,6
Corporate Costs	–5,4	–5,0	–5,7	–5,3	–21,4	–6,0
	13,6	20,6	6,1	18,4	58,7	1,0

Consolidated Income Statements by Quarter (€ million)

	Q1	Q2	Q3	Q4	2001 Full Year	2002 Q1
Sales revenue	300,4	316,4	298,2	318,3	1.233,3	261,0
Cost of sales	–230,4	–237,3	–233,6	–240,5	–941,8	–210,4
Gross profit	70,0	79,1	64,6	77,8	291,5	50,6
Selling/administration/research/other	–56,4	–58,5	–58,5	–59,4	–232,8	49,6
Profit from operations[2]	13,6	20,6	6,1	18,4	58,7	1,0
Antitrust charge	–	–35,0	–	–	–35,0	–
Restructuring charge	–	–	–	–41,0	–41,0	–
Profit (loss) from operations	13,6	–14,4	6,1	–22,6	–17,3	1,0
Net financing costs	–17,3	–16,3	1,4	–16,3	–48,5	–6,3
Profit (loss) before tax	–3,7	–30,7	7,6	–38,9	–65,8	–5,3
Income taxes	1,3	–3,3	–4,9	–22,4	–29,2	–4,0
Net profit (loss) before minority interests	–2,4	–34,0	2,7	–61,3	–95,0	–9,3

[1] Amounts in 2001 have been restated to reflect the reclassification of the Company's European graphite foils business from Graphite Specialties to SGL Technologies

[2] Excluding antitrust charge and restructuring charge

PRESS RELEASE SGL CARBON GROUP

SGL CARBON GROUP First Quarter 2002

- **Net financial liabilities reduced by approx. €20 million**
- **Operational cash flow increased by approx. €42 million**
- **Losses halved at SGL Technologies**
- **Successful start to Five-Point Program**
- **Business developing as expected, now poised to rebound**

WIESBADEN, May 8, 2002. Consolidated sales revenue for the SGL CARBON Group amounted to €261 million in Q1/2002, down 13 percent year-on-year. The consolidated profit from operations was €1 million, a drop of €13 million from Q1/2001. This was due primarily to the still declining volumes resulting from destocking in the Company's customer industries: steel, chemicals, engineering and semiconductor. In contrast, losses at SGL Technologies have already been halved.

As expected, the general economic environment has not yet improved. In addition, the traditionally weak first quarter was exacerbated by the troubled economic situation in SGL's core industries. The fall-out from the recessionary trends in the USA, Asia and increasingly in Europe as well, impacted our established businesses, Carbon and Graphite, Graphite Specialties and Corrosion Protection. However, SGL CARBON believes that the trend has now bottomed out.

Successful start to Five-Point Program

The recently announced "Five-Point Program for Improving Company Value" got off to a successful start. Net financial liabilities fell from €527 million at the end of 2001 to €507 million. Operational cash flow rose by €42 million to €45 million, driven primarily by active receivables management and the reduction of inventories, especially raw materials. The restructuring program announced at the end of 2001 is going according to plan. The €22 million savings will generate earnings benefits in the second half of 2002.

SGL CARBON AG
Corporate Communications, Media Relations
Rheingaustrasse 182, D-65203 Wiesbaden
Tel.: +49 (6 11) 60 29-100, Fax: +49 (6 11) 60 29-101
E-Mail: cpc@sglcarbon.de, Internet: www.sglcarbon.de

Following negotiations with the US antitrust authorities, SGL CARBON has secured a prolongation of the payment period for its remaining obligations. Under the original repayment plan, the Company was scheduled to pay a total of $65 million in 2002 and 2003. The new plan includes payments totaling $15 million in these two years. The postponement of payments of $50 million to the years 2004 to 2007 will further ease the Company's financial position. Net financing costs improved by 64 percent year-on-year to €-6 million (including a positive interest effect due to the antitrust payment deferral).

Carbon and Graphite (CG)

Q1 sales amounted to €127 million, down from €153 million in the same quarter of the previous year. Profit from operations declined from €23 million to €12 million. As a consequence of the cyclical weakness in the steel industry in Japan and North America, together with destocking in Europe, sales of graphite electrodes fell by 22 percent year-on-year to 35,000 tonnes. The average price for graphite electrodes of €2,429/tonne was down 9 percent year-on-year. SGL CARBON expects volumes to pick up due to seasonal effects in Q2/2002, which should lead to sales increases of 20 to 30 percent. Sales of cathodes for the aluminium industry are encouraging. Current order books mean that capacity will be fully utilized for the rest of the year.

Graphite Specialties (GS)

Q1/2002 sales amounted to €51 million, down from €64 million year-on-year. Profit from operations was €2 million, as against €6 million for Q1/2001. Due to the order/delivery cycle of around six to nine months in this business, the weaker demand that started to become evident in the second half of 2001 continued to affect all product segments. Lower capacity utilization led to a significant reduction in profit from operations. Due to the slow pace of economic recovery, especially in the semiconductor industry, and the six-month lag that is typical for this business, SGL CARBON does not expect to see tangible improvements until the second half of 2002 at the earliest.

Corrosion Protection (CP)

Q1/2001 sales amounted to €45 million, down from €49 million in the same period of the previous year. The postponement of capital spending in the Company's core industries was responsible for this drop. Profit from operations declined from €0.2 million to €–2 million. Ongoing cost savings were unable to fully offset the fall in capacity utilization in Q1. Deliveries and order books indicate that business will start to rebound in Q2/2002, with a corresponding improvement in sales revenue and earnings. The Company's expectations for 2002 as a whole remain unchanged.

SGL Technologies (SGL T)

Sales for Q1/2002 totaled €36 million, up from €35 million in Q1/2001. Profit from operations improved from €–10 million to €–5 million, thus halving losses by 50% year-on-year in the first quarter. This is primarily due to higher sales of carbon fibers, especially oxidized fibers for the aerospace industry, graphite foils and composites for the automotive industry, as well as further cost-cutting measures. The development of carbon-ceramic brake discs continues to make progress according to plan. SGL CARBON expects series production of brake discs at its new facilities to start soon.

A Top Security certification awarded by the US Government enabled SGL's American subsidiary HITCO to secure long-term contracts for new defense programs. These will start having a positive effect on earnings by the end of 2002. In addition, HITCO expects to win further orders during the current year from the US defense sector, which is accessible to US companies only. SGL CARBON is confident that the positive earnings trend at SGL Technologies will continue in the remaining quarters and has confirmed its goal of halving losses in 2002 as against 2001.

Outlook

In Q2/2002, SGL CARBON anticipates a seasonal rise in both sales revenue and profit as against Q1 of the same year. The Company intends to continue reducing losses at SGL Technologies. It expects that these developments, including reductions in materials and energy costs of around €12 million and planned cost savings measures, will have a positive effect on profit from operations in the second half of 2002. As already announced, the Company is not anticipating any sustained recovery in the global economy for 2002 as a whole. Nevertheless, SGL CARBON intends to peg its sales revenue and operating result at last year's level and generate both a positive free cash flow and a pre-tax profit.

(The complete quarterly report is available online at: www.sglcarbon.com)

This press release contains forward-looking statements as defined in the US Private Securities Litigation Reform Act of 1995. It contains forward-looking statements and information relating to sales and earnings figures based on currently available information. Actual future results and trends could differ materially from those set forth in such statements due to various factors. Such factors include unforeseeable alterations in electric steel production, the possibility of changing economic and competitive conditions, changes in currency rates, technological developments, unanticipated developments relating to recently acquired businesses and Group companies, unforeseen difficulties relating to the investigations by the European antitrust authorities and to the now completed investigation by the Canadian and U.S. antitrust authorities and the civil actions related to these investigations and other risks and uncertainties, including those detailed in the Company's filings with the U.S. Securities and Exchange Commission. SGL CARBON does not intend to update these forward-looking statements, and does not assume any obligation to do so.

For further information, please contact:

Corporate Communications / Media Relations

Stefan Wortmann
Tel.: +49 (0) 6 11 / 60 29 105
Fax: +49 (0) 6 11 / 60 29 101
Mobile +49 (0) 170 / 540 2667
stefan.wortmann@sglcarbon.de

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SGL CARBON Aktiengesellschaft

Date: May 8, 2002

By: ______________________

Name: Robert J. Koehler
Title: Chairman of the Board of Management

By: ______________________

Name: Dr. Bruno Toniolo
Title: Member of the Board of Management